NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Organization

Gulf South Securities, Inc. (the "Company" or "GSS") was organized to be active in various aspects of the securities industry and is registered to be a broker-dealer with the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission ("SEC").

Nature of Business

GSS was formed to serve as a FINRA limited broker dealer for the purpose of acting as a managing broker dealer to distribute the oil and gas drilling limited partnership offering; Gulf South Energy Partners.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Commission fee income is recognized when services are provided and the fee is realizable.

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. During the year, 100% of the Company's revenue earned came from one company, a related party. See Note 5.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

The Company does not expect any recent accounting pronouncements to have any material impact on its financial condition or results of operations.

NOTE 3 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer and member of FINRA, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. Net Capital is defined as at least, the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. Net Capital and aggregate indebtedness change daily. The Company had net capital of $16,246 at December 31, 2015 which exceeded 6 2/3% of aggregate indebtedness or $7,816 by $8,430. The ratio of aggregate indebtedness to net capital was 7.22 to 1 at December 31, 2015.

NOTE 4 - INCOME TAXES

The Company is owned 100% by Gulf South Holdings, Inc. ("GSH") (see Note 5) and is included in the consolidated tax return filed by GSH. For the year ended December 31, 2015, GSH is expected to have taxable losses and therefore the Company has not recorded a provision for income taxes in its financial statements.

NOTE 5- RELATED PARTY TRANSACTIONS

The Company is an affiliate of Gulf South Energy Partners ("GSEP"). During 2015, the Company billed GSEP $191,407 for commissions related to placement agent transactions. These related party transactions are not necessarily indicative of the transactions that would have been entered into had comparable transactions been entered into with independent parties.

As of December 31, 2015, the Company had a receivable from GSEP of $55,260.

From time to time, the Company shares administrative expenses with its parent, Gulf South Holdings, LLC. During 2015, the Company paid $3,588 to Gulf South Holdings, LLC.

As of December 31, 2015, the Company did not have an outstanding balance due to Gulf South Holdings, LLC.

During the year December 31, 2015, Gulf South Holdings, LLC contributed $90,000 to the Company.

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 26, 2016, the date that these financial statements were issued. The Company believes that there are no subsequent events requiring further disclosure.